                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO
                                 (RULE 14d-100)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                 ODWALLA, INC.
                       (Name of Subject Company (Issuer))
                             TCCC ACQUISITION CORP.
                                      AND
                             THE COCA-COLA COMPANY
                                   (OFFERORS)
    (Names of Filing Persons (identifying status as offeror, issuer or other person))
                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)
                                   676111107
                     (Cusip Number of Class of Securities)
                             THE COCA-COLA COMPANY
                                      AND
                             TCCC ACQUISITION CORP.
                           C/O THE COCA-COLA COMPANY
                              ONE COCA-COLA PLAZA
                             ATLANTA, GEORGIA 30313
             ATTENTION: CHIEF FINANCIAL OFFICER AND GENERAL COUNSEL
                            TELEPHONE: 404-676-2121
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)
                                   Copies To:
                            C. WILLIAM BAXLEY, ESQ.
                             ALANA L. GRIFFIN, ESQ.
                                KING & SPALDING
                              191 PEACHTREE STREET
                          ATLANTA, GEORGIA 30303-1763
                           TELEPHONE: (404) 572-4600
                                NOVEMBER 6, 2001
                           CALCULATION OF FILING FEE


----------------------------------------------------------------------------
       TRANSACTION VALUATION*                  AMOUNT OF FILING FEE
            $199,191,108                              $39,839
----------------------------------------------------------------------------

* For the purpose of calculating the fee only, this amount assumes the purchase of 13,060,712 shares of Common Stock, no par value per share, of Odwalla at a purchase price of $15.25 per share. Such number includes all outstanding shares as of October 25, 2001, and assumes the exercise of all in-the-money stock options and warrants to purchase shares of Common Stock which are outstanding as of such date.

[X] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                              Amount Previously Paid: $39,839
                              Form or Registration No.: Schedule TO-C
                              Filing Party: TCCC Acquisition Corp. and The Coca-Cola Company
                              Date Filed: October 30, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     This Tender Offer Statement on Schedule TO relates to the offer by TCCC Acquisition Corp., a California corporation formerly known as Perry Phillip Corp. (the "Offeror"), and a wholly owned subsidiary of The Coca-Cola Company, a Delaware corporation ("TCCC"), to purchase all of the outstanding shares of common stock, no par value per share (the "Shares"), of Odwalla, Inc., a California corporation ("Odwalla"), at a purchase price of $15.25 per Share, net to the seller in cash, less any required withholding taxes and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 6, 2001 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended from time to time, constitute the "Offer"), a copy of which is attached hereto as Exhibit (a)(2).

     The Offeror and TCCC have entered into Tender Agreements, dated as of October 29, 2001 (the "Tender Agreements"), with certain shareholders of Odwalla (the "Tendering Shareholders"), pursuant to which the Tendering Shareholders have agreed to tender an aggregate of 6,280,594 Shares owned by them (the "Committed Shares") pursuant to the Offer. In addition, certain of the Tendering Shareholders have agreed to vote 5,950,650 of such Committed Shares in favor of the Merger (as defined in the Offer to Purchase) and otherwise in the manner directed by TCCC in connection with the transaction. Additional information about the Tender Agreements is contained in Section 11 ("The Merger Agreement; the Option Agreement; the Tender Agreements; and the Employment Agreement") of the Offer to Purchase.

     The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the Items of this Schedule TO.

ITEM 1.  SUMMARY TERM SHEET.

     The information set forth in the Summary Term Sheet in the Offer to Purchase is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

     The name of the subject company is Odwalla, Inc., a California corporation, which has its principal executive offices at 120 Stone Pine Road, Half Moon Bay, California 94019 and may be contacted by telephone at (650) 726-1888.

     The exact title of the class of equity securities being sought in the Offer is the common stock, no par value per share, of Odwalla. The information set forth in the introduction (the "Introduction") of the Offer to Purchase is incorporated herein by reference. As of October 25, 2001, there were 11,103,321 Shares issued and outstanding.

     The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     This Tender Offer Statement is filed by the Offeror and TCCC. Information regarding the name, business address, business telephone number, description of business, state or other place of organization of both the Offeror and TCCC is incorporated herein by reference from Section 8 ("Certain Information Concerning the Offeror and TCCC") of the Offer to Purchase.

     Information regarding the name, business address, business telephone number, current principal occupation or employment as well as past material occupations, positions, offices or employment held during the last five years (including past addresses corresponding to each of them, if material only) for each of the executive officers and directors of the Offeror and TCCC is incorporated herein by reference from Annex I of the Offer to Purchase. Except as set forth in Annex I hereto, each of the executive officers and directors of the Offeror and TCCC is a citizen of the United States.

     A statement regarding the absence of any criminal proceeding, conviction or violation of federal or state securities laws by any of the Offeror, TCCC or any current executive officer or director of the Offeror or

TCCC is set forth in Section 8 ("Certain Information Concerning the Offeror and TCCC") and is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

     The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     During the past two years, there have been no transactions that would be required to be disclosed under this Item 5 between any of the Offeror or TCCC or, to the best knowledge of the Offeror and TCCC, any of the persons listed on Annex I to the Offer to Purchase, and Odwalla or any of its executive officers, directors or affiliates.

     The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Offeror and TCCC") and Section 10 ("Background of the Offer; Contacts with Odwalla") and Section 11 ("The Merger Agreement; the Option Agreement; the Tender Agreements; and the Employment Agreement") of the Offer to Purchase and in Exhibits (d)(1), (d)(2), (d)(3), (d)(4) and (d)(5) of this Schedule TO is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with Odwalla"), Section 11 ("The Merger Agreement; the Option Agreement; the Tender Agreements; and the Employment Agreement"), Section 12 ("Purpose of the Offer; the Merger; Plans for Odwalla") and Section 13 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference. The information set forth in Section 14 ("Effect of the Offer on the Market for the Shares, Stock Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The information set forth in the Introduction and Section 8 ("Certain Information Concerning the Offeror and TCCC") of the Offer to Purchase and Annex I to the Offer to Purchase is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     The information set forth in the Introduction and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

     Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

     The information set forth in Section 11 ("The Merger Agreement; the Option Agreement; the Tender Agreements; and the Employment Agreement"), Section 14 ("Effect of the Offer on the Market for the Shares, Stock Exchange Listing and Exchange Act Registration"), Section 16 ("Certain Legal Matters and Regulatory Approvals") and Section 18 ("Miscellaneous") of the Offer to Purchase is incorporated herein by reference.

     The information set forth in the entire text of each of (i) the Offer to Purchase and (ii) the Letter of Transmittal is incorporated herein by reference.

ITEM 12.  EXHIBITS.

EXHIBIT
NO.                               DESCRIPTION
-------                           -----------
(a)(1)    Offer to Purchase dated November 6, 2001.
(a)(2)    Form of Letter of Transmittal.
(a)(3)    Form of Letter from the Information Agent to Brokers,
          Dealers, Commercial Banks, Trust Companies and Other
          Nominees.
(a)(4)    Form of Letter to Clients for use by Brokers, Dealers,
          Commercial Banks, Trust Companies and Other Nominees.
(a)(5)    Form of Notice of Guaranteed Delivery.
(a)(6)    Guidelines for Certification of Taxpayer Identification
          Number on substitute Form W-9.
(a)(7)    Instructions for Form W-8BEN.
(a)(8)    Summary Advertisement as published on November 6, 2001.
(a)(9)    Press Release jointly issued by Odwalla and TCCC on October
          30, 2001.
(a)(10)   Press Release issued by TCCC on November 6, 2001.
(b)       None.
(d)(1)    Agreement and Plan of Merger, dated October 29, 2001, by and among The Coca-Cola Company, Perry Phillip Corp. and
          Odwalla, Inc. (Incorporated by reference from Appendix A to the Offer to Purchase filed as Exhibit (a)(1) hereto.)
(d)(2)    Form of Tender Agreement with voting agreement, dated
          October 29, 2001, by and among the Tendering Shareholders,
          The Coca-Cola Company and Perry Phillip Corp. (Incorporated
          by reference from Appendix B to the Offer to Purchase filed as Exhibit (a)(1) hereto.)
(d)(3)    Form of Tender Agreement without voting agreement, dated
          October 29, 2001, by and among the Tendering Shareholders,
          The Coca-Cola Company and Perry Phillip Corp. (Incorporated
          by reference from Appendix C to the Offer to Purchase filed as Exhibit (a)(1) hereto.)
(d)(4)    Stock Option Agreement dated as of October 29, 2001, by and among Odwalla, Inc., The Coca-Cola Company and Perry Phillip
          Corp. (Incorporated by reference from Appendix D to the
          Offer to Purchase filed as Exhibit (a)(1) hereto.)
(d)(5)    Employment Agreement, made October 29, 2001 by and between
          Odwalla, Inc. and D. Stephen C. Williamson.
(g)       Not applicable.
(h)       Not applicable.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          THE COCA-COLA COMPANY

                                          By: /s/ DAVID M. TAGGART
                                          --------------------------------------
                                          Name: David M. Taggart
                                          Title: Vice President and Treasurer

                                          TCCC ACQUISITION CORP.

                                          By: /s/ SHAWN SUGARMAN
                                          --------------------------------------
                                          Name: Shawn Sugarman
                                          Title: Chief Financial Officer

Date: November 6, 2001